EXHIBIT 11.0
Computation of Earnings per Share
The following represents the computation of earnings per share reflecting the assumption that the granted shares under the option and warrants plan which would be dilutive will be exercised.

	Three Months Ended Sept. 30,		Nine Months Ended Sept. 30,
	2008	2007	2008	2007
Net earnings, basic and diluted	$841,350	$17,023	$1,528,762	$701,694

Weighted average common shares outstanding, basic	9,610,238	9,917,429	9,837,994	9,809,111
Common share equivalents relating to:
Stock options	78,703	321,578	143,690	323,926
Warrants	—	177,794	1,306	139,062
Restricted stock	—	16,667	—	16,574

Weighted average common shares outstanding	9,688,941	10,433,468	9,982,990	10,288,673

Net earnings per share:
Basic	$0.09	$0.00	$0.16	$0.07
Diluted	$0.09	$0.00	$0.15	$0.07

Anti-dilutive stock options, warrants and restricted stock not included in the diluted earnings per share computations	1,720,099	7,500	1,603,459	142,750
See notes to consolidated financial statements.